Exhibit 99.3

Notice of Annual and Special Meeting of Shareholders of Hydrogenics Corporation

Date: May 13, 2009 Time: 1:00 p.m. (Eastern Time) Place: Toronto Board of Trade 1 First Canadian Place Toronto, Ontario, Canada

Business of the Annual Meeting and Special Meeting of the Common Shareholders

The business of the meeting will be to:

1.        receive the consolidated financial statements of the Company for the year ended December 31, 2008, together with the report of the auditors on those statements;

2.        reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3.        elect directors for the ensuing year;

4.        consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Appendix A to the accompanying proxy circular) approving an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every 10 pre-consolidation common shares to one post-consolidation common share for every 25 pre-consolidation common shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to March 24, 2010; and

5.        transact such other business as may properly be brought before the meeting.

At the meeting, you will have an opportunity to hear about our 2008 performance and plans for the Company going forward. The accompanying management proxy circular provides additional information relating to the business to be considered at the meeting and forms part of this notice.

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our common shares as of 5:00 p.m. (Toronto time) on March 31, 2009.

If you cannot attend the meeting in person, you may vote by proxy.  Instructions on how to complete and return the proxy are provided with the proxy form and are described in the management proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company (Toll-free: 1 (866) 781-3111) at P.O. Box 721, Agincourt, Ontario M1S 0A1, or sent via fax to (416) 368-2502, no later than 5:00 p.m. (Toronto time) on Monday, May 11, 2009 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.

By the order of the Board of Directors,

Lawrence Davis

Chief Financial Officer and Corporate Secretary

Toronto, March 24, 2009

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